                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                              MAGMA POWER COMPANY
                           (Name of Subject Company)

                              MAGMA POWER COMPANY
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   0005591941
                     (CUSIP number of Class of Securities)

                               JON R. PEELE, ESQ.
            Executive Vice President, Secretary and General Counsel
                              MAGMA POWER COMPANY
                        4365 EXECUTIVE DRIVE, SUITE 900
                          SAN DIEGO, CALIFORNIA 92121
                                 (619) 622-7800
 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                   Copies to:

             Michael J. Kennedy, Esq.                     David W. Heleniak, Esq.
               SHEARMAN & STERLING                          SHEARMAN & STERLING
              555 California Street                         599 Lexington Avenue
         San Francisco, California 94104                  New York, New York 10022
                  (415) 616-1100                               (212) 848-4000

ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Magma Power Company, a Nevada corporation ("Magma" or the "Company"), and the address of its principal executive offices is 4365 Executive Drive, Suite 900, San Diego, California 92121. The title of the class of equity securities to which this statement relates is the Common Stock, par value $0.10 per share, of Magma (the "Shares"), including the associated rights (the "Rights") to purchase shares of Series A Preferred Stock, par value $0.10 per share, of Magma to be issued pursuant to the Rights Agreement, dated October 6, 1994, between Magma and Chemical Trust Company of California, as Rights Agent (the "Rights Agreement"). Unless the context otherwise requires, all references herein to the Shares shall include the associated Rights.

ITEM 2. TENDER OFFER OF THE BIDDER.

  This statement relates to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1 dated October 6, 1994, as amended through the date hereof (the "Schedule 14D-1"), of CE Acquisition Company, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of California Energy Company, Inc., a Delaware corporation ("California Energy" or "Parent"), to purchase 12,400,000 Shares at a price of $35 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 6, 1994 (the "Offer to Purchase"), as amended through the date hereof, and the related Letter of Transmittal and any supplement thereto (which together constitute the "Offer").

  According to the Schedule 14D-1, the address of the principal executive offices of California Energy is 10831 Old Mill Road, Omaha, Nebraska 68194.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and address of Magma, which is the person filing this statement, are set forth in Item 1 above.

  (b) Certain contracts, agreements, arrangements or understandings between Magma and certain of its directors, executive officers and affiliates are described the sections entitled "Compensation of Directors", "Executive Compensation", "Certain Relationships and Related Transactions" and "Agenda
Item 2: Approval of the 1994 Equity Participation Plan" in Magma's Proxy Statement dated May 11, 1994 for Magma's 1994 Annual Meeting of Stockholders (the "1994 Annual Meeting Proxy Statement"). These sections of the 1994 Annual Meeting Proxy Statement are filed as Exhibit 1 hereto and are incorporated herein by reference.

SEVERANCE AGREEMENTS WITH OFFICERS OF THE COMPANY

  In November 1993 the Compensation Committee of the Board of Directors of Magma (the "Compensation Committee") determined that, in order to attract and retain key executives of the Company, from time to time it would be in the Company's best interests to enter into "change in control" agreements with key executives. The Compensation Committee authorized the Company to enter into agreements subject to the following parameters:

  (i) provision for up to two times base and bonus salary;
  (ii) accelerated vesting of options; and
  (iii) continuation of health and insurance benefits.

  Each of the items referred to in (i) through (iii) would be triggered by a Change in Control (as defined below) of the Company followed by termination of the relevant officer's employment by the Company within a specified period, other than for cause, disability or retirement.

  On September 15, 1994 the Company entered into change in control agreements with each of its six current executive officers (Paul Pankratz, Chairman of the Board, Ralph Boeker, President and Chief Executive Officer, Jon Peele, Executive Vice President, General Counsel and Secretary, Ken Kerr, Senior Vice President--Commercial Development, Trond Aschehoug, Vice President--North American Operations, and Wallace Dieckmann, Vice President and Chief Financial Officer) ("Agreement I") and with nine other officers (Tom Hinrichs, Vice President--Government Affairs, David Olsen, Vice President -Marketing, Jim Runchey, Vice President--Human Resources and Administration, Russ Tenney, Vice President--Asian Operations, Steve Jaye, Vice President--Legal Affairs, Mark Robinson, Vice President--Business Development, Paul Zapf, Corporate Controller, Joe Asiala, Director--Resource Development and Management, and Jim Turner, Director --Engineering and Technology) ("Agreement II").

  The agreements provide for certain severance payments to those officers in the event of the termination of their employment following a Change in Control of the Company, consistent with the enabling resolutions passed by the Compensation Committee in the fall of 1993. Each agreement has a term expiring on December 31, 1997, renewable at the end of such term if mutually agreed to by the officer and the Company.

  Agreement I provides that if the officer's employment is terminated by the Company for any reason other than for Cause, Disability or Retirement (as such terms are defined in Agreement I) or by the officer for Good Reason (as such term is defined in Agreement I) within two years following a Change in Control (as such term is defined below), (i) the Company will pay the officer, within 30 days of the date of termination, a cash payment (the "Severance Payment") equal to 200% of the sum (the "Sum") of (A) the officer's base salary for the twelve months immediately preceding the Change in Control and (B) the officer's entire targeted bonus payable under the Company's Management Incentive Bonus Plan or other executive bonus plan then in effect and (ii) all Magma deferred shares or similar Magma securities and all options to purchase Magma securities then held by the officer shall immediately vest. The Company will continue to provide the officer and his or her dependents group life and health insurance benefits substantially the same as those in effect immediately prior to the Change in Control, increased to the extent that such benefits are increased following the Change in Control, for 24 months following the officer's date of termination. In the event that any payments or benefits under the agreement would not be deductible (in whole or in part) by the Company as a result of the application of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), the Severance Payment will be reduced until no portion of the Severance Payment and benefits is not deductible as a result of Section 280G of the Code.

  Agreement II provides the same level of payments and benefits as provided in Agreement I except that the Severance Payment shall equal 100% of the applicable Sum and that health insurance benefits shall be provided for 12 months following a Change in Control.

  A "Change in Control" shall be deemed to have occurred (i) in the event of the acquisition by any person, together with its affiliates, of beneficial ownership of capital stock of the Company possessing 30% or more of the combined voting power of the Company outstanding capital stock, (ii) if within any two-year period, the majority of the members of the Board of Directors of Magma (the "Magma Board") were to be comprised of individuals other than those who were members at the beginning of such period, unless the members elected during such period were approved by a majority of the Magma Board in office immediately prior to the beginning of such period, (iii) if all or substantially all of the Company's assets are sold as an entirety to any person or related group of persons or (iv) if the Company is merged with or into another corporation or another corporation is merged into the Company with the effect that immediately after such transaction the shareholders of the Company immediately prior to such transaction hold less than a majority in interest of the total voting power entitled to vote in the election of directors, managers or trustees of the entity surviving such transaction.

  At a regularly scheduled Board of Directors meeting held on September 20, 1994, the Compensation Committee authorized a change to the definition of "Good Reason" in these agreements, the effect of which would allow a covered executive to resign for "Good Reason" if, after a Change in Control, the executive were required to relocate more than 50 miles from his then current place of employment.

  The foregoing description is qualified in its entirety by reference to the agreements, copies of which are filed as Exhibits 2 and 3 respectively, and are incorporated herein by reference.

INDEMNIFICATION AGREEMENTS

  At its September 20 meeting, the Magma Board authorized the Company to enter into indemnity agreements with each member of the Magma Board. At that meeting the form of indemnification agreement previously prepared by the Company's counsel was presented to each member of the Magma Board, and each member of the Magma Board executed an indemnification agreement.

  The indemnification agreements supplement the protections afforded to the Company's directors under the Company's articles and bylaws primarily by providing for mandatory advancement of expenses in certain cases. In general, the indemnification agreements provide for the Company to indemnify the directors against expenses, judgments, fines, penalties, ERISA excise taxes and amounts paid in settlement arising in connection with third party proceedings and proceedings by or in the right of the Company against any director relating to his services to the Company if such director acted in good faith and in a manner such director reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to criminal proceedings, had no reasonable cause to believe his behavior was unlawful.

  The foregoing description of the indemnification agreements is qualified in its entirety by reference to the form of agreement, a copy of which is filed as
Exhibit 4 and is incorporated herein by reference.

  Except as set forth above, to the best knowledge of the Company, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest, between the Company, its executive officers, directors or affiliates, on the one hand, and California Energy, or its executive officers, directors or affiliates, on the other hand.

BACKGROUND

  In May 1991, representatives of California Energy and the Company entered into discussions to explore the possibility of combining the companies, and the two companies exchanged certain information concerning their respective businesses for the purpose of considering a business combination or other acquisition transaction. The information provided to California Energy included confidential information about Magma supplied under a confidentiality agreement. At the end of May 1991, the discussions were terminated as a result of the inability of the parties to reach agreement concerning price and certain other terms.

  In the summer of 1991, a then member of the Magma Board conducted unauthorized discussions with representatives of California Energy in an attempt to revive the failed transaction of the spring. These discussions were immediately terminated when the Magma Board became aware of them; the responsible Magma director promptly resigned. California Energy then brought suit against Magma seeking reimbursement of expenses on the theory that Magma had not acted in good faith. This suit was dismissed with prejudice in late 1992 without any payments by Magma.

  In August 1993, Mr. David Sokol, who had been appointed President and Chief Executive Officer of California Energy in April of 1993, contacted Mr. Pankratz, then Chairman and Chief Executive Officer of the Company, to request a meeting. At a meeting in San Diego in September 1993, Mr. Sokol and Mr. Steven A. McArthur, Senior Vice President, General Counsel and Secretary of California Energy, and Messrs. Pankratz and Peele and Mr. Ralph W. Boeker, President of the Company, discussed principally the possibility of joint venturing or other cooperation in respect of certain pending power development projects in the Philippines. Mr. Sokol also shared with Mr. Boeker and Mr. Pankratz his views as to the possible strategic and cost benefits that could follow from consolidation in the independent power industry, and, in particular, a combination of the Company and California Energy. Mr. Boeker and Mr. Pankratz expressed the view that they did not agree with Mr. Sokol's analysis and questioned its underlying assumptions.

  In addition, at the August meeting California Energy suggested to the Company that it consider utilizing Peter Kiewit Sons', Inc. ("Kiewit") as the Company's general contractor in respect of the Company's pending projects in the Philippines. The Company's management agreed to meet with Kiewit regarding its possible role as a contractor in the Philippines. The meeting between the Company and Kiewit was held in the fall of 1993. No agreements or understandings were reached with Kiewit, and no further discussions were held in respect of using Kiewit, as the Company's general contractor.

  In January 1994, Mr. Sokol contacted Mr. Pankratz again by telephone to try to arrange another meeting. At Mr. Pankratz's suggestion, Mr. Sokol was asked to contact Mr. Boeker, the President and recently appointed Chief Executive Officer of the Company, to discuss a meeting. In an April 1994 telephone conversation between Mr. Sokol and Mr. Boeker, the possibility of cooperation with respect to international joint ventures between the companies and other possible synergies between the companies were generally discussed. No agreements or understandings were reached, and Mr. Boeker again questioned the validity of Mr. Sokol's synergy assumptions.

  In June 1994, Mr. Sokol proposed a meeting with Messrs. Pankratz and Boeker to discuss a possible combination of Magma and California Energy. Although Magma originally agreed to meet on August 11, 1994 with Mr. Sokol to hear his views, Magma cancelled this meeting as a result of reports that had been received by Mr. Boeker which indicated that certain California Energy representatives were making various misrepresentations about Magma to its overseas partners regarding Magma's Malitbog project in the Philippines.

  On September 15, 1994, Mr. Sokol contacted a member of the Magma Board in an effort to determine whether the Company had an interest in discussing a negotiated combination of the companies in the near future. The director stated that he would ask the Company's management to respond directly to Mr. Sokol's inquiry. Later that same day, Messrs. Pankratz and Boeker called Mr. Sokol and advised him that they had no interest in meeting with Mr. Sokol until mid-November after the closing of the Malitbog financing.

  On September 19, 1994, Mr. Sokol delivered to Messrs. Pankratz and Boeker and released publicly a letter in which California Energy made a proposal (the "Initial Proposal") to acquire Magma Power for $25 a Share in cash and $10 a Share in California Energy common stock and threatened to proceed in a hostile manner unless Magma promptly responded to the Initial Proposal.

  On September 19 Magma issued a press release stating that the Magma Board would consider the Initial Proposal in due course.

  On September 22, 1994, Magma announced its retention of Goldman, Sachs & Co. ("Goldman Sachs") and Shearman & Sterling as its independent financial and legal advisors, respectively, in connection with the Initial Proposal.

  On September 26, 1994, Mr. Sokol sent a second letter to Messrs. Pankratz and Boeker, which reiterated the terms of the Initial Proposal and the threat to proceed with a hostile tender offer.

  On the afternoon of Monday, September 26, 1994, Goldman Sachs contacted Gleacher & Co. Inc. ("Gleacher"), financial advisor to California Energy. Goldman Sachs advised Gleacher that the Magma Board would be meeting on October 2 and 3, 1994 and agreed to a meeting in New York to allow Gleacher and Mr. Sokol to clarify the Initial Proposal on the condition that California Energy not commence a hostile tender offer prior to October 4.

  Representatives of Goldman Sachs met with Mr. Sokol and representatives of Gleacher on Wednesday, September 28, 1994. At this meeting Mr. Sokol and the Gleacher representatives explained their views of the benefits of the Initial Proposal. In addition, they delivered a third letter to Messrs. Pankratz and Boeker, which stated that California Energy would commence a tender offer on Tuesday, October 4, 1994 if the Magma Board did not authorize "meaningful" merger negotiations by the close of business on October 3, 1994.

  At a meeting held on October 2 and 3, 1994, the Magma Board carefully considered the Company's business, financial condition and prospects, the terms and conditions of the Initial Proposal, California Energy's business, financial condition and prospects and other matters, including presentations by the Company's management and financial and legal advisors. The Company's management made detailed presentations regarding, among other things, the Company's business plan and the various strategic initiatives which the Company had undertaken both in the United States and overseas.

  On October 3, 1994, the Magma Board (i) authorized the adoption of a stockholders' rights plan (the "Rights Plan") and an amendment to the Company's Bylaws that eliminated the ability of the Company's stockholders to act by written consent (the "Bylaw Amendment") and (ii) authorized the filing of an action in Nevada state court seeking a declaratory judgment that the Nevada business combination statute would be upheld as valid and that the Magma Board had properly discharged its fiduciary duties in adopting the Rights Plan and the Bylaw Amendment. The Magma Board also authorized Goldman Sachs to meet with representatives of Gleacher. This meeting was held on the morning of October 4, 1994. At this meeting Goldman Sachs informed Gleacher that Magma was not for sale and that the value placed on Magma by the Initial Proposal did not remotely reflect the intrinsic value of Magma. Later that day California Energy issued a press release announcing its intention to commence a tender offer for 12,400,000 Shares at a price of $35 net to the seller per Share.

  On October 5, 1994, Mr. Sokol sent another letter to Messrs. Pankratz and Boeker and the other members of the Magma Board in which Mr. Sokol extolled the putative benefits of California Energy's unsolicited tender offer and the virtues of California Energy.

  On October 6, 1994, California Energy caused the Purchaser to commence the Offer. In the Offer to Purchase, the Purchaser states that California Energy is seeking to negotiate a definitive acquisition agreement pursuant to which the Purchaser would, as soon as practicable following consummation of the Offer, consummate a merger or other business combination (the "Back-End Merger") with the Company. In the Offer to Purchase, the Purchaser states that in the Back-End Merger each remaining Share would be converted into the right to receive cash and shares of California Energy common stock. The Offer to Purchase implies, but does not explicitly state, that the amount of cash available in the Back-End Merger would be approximately $15.00 per share. The Offer and the Back-End Merger are collectively referred to herein as the "CE Proposal".

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (A) THE MAGMA BOARD HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS NOT IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY. THE MAGMA BOARD UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS OF SHARES REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER.

  A copy of a letter to stockholders communicating the Magma Board's recommendation and a form of press release announcing such recommendation are filed as Exhibits 5 and 6 hereto, respectively, and are incorporated herein by reference.

  (b) At a meeting of the Magma Board held on October 10, 1994, the Company's management and Goldman Sachs each reviewed and updated the presentations they had made to the Magma Board at the October 2 and 3, 1994 board meeting. In addition, Goldman Sachs opined to the Magma Board that the consideration provided for in the Offer was inadequate.

  At the October 10, 1994 board meeting the Magma Board, after careful consideration, unanimously voted to reject the Offer. Accordingly, the Magma Board unanimously recommends that the Company's stockholders reject the Offer and not tender their Shares pursuant to the Offer. The Magma Board determined that, based on, among other things, the presentations of the Company's management and Goldman Sachs at the meeting and the Magma Board's knowledge of and familiarity with the Company's businesses, financial condition and future prospects and with California Energy and its management, it is in the best interest of the Company and its stockholders that the Company remain independent and continue to pursue its long-term business strategy.

  In reaching its determinations and recommendations with respect to the Offer, as indicated above, the Magma Board took into account numerous factors discussed at its October 2 and 3, 1994 board meetings and its October 10, 1994 board meeting including, among other things, the following:

    (i) The Magma Board's familiarity with the Company's businesses, financial condition and future prospects and the opportunities that the Company has to reap substantial benefits in the future from the various strategic initiatives which the Company has implemented over the past several years, which benefits should be for Magma and its stockholders, not California Energy.

    (ii) The fact that the Company has been successfully pursuing a carefully structured long-term business plan, and the Board's belief that pursuit of this plan will produce greater long-term value for stockholders than the Offer.

    (iii) California Energy's high degree of leverage, and the even higher degree of leverage contemplated by the Offer for a combined
  Magma/California Energy business.

    (iv) The fact that the CE Proposal is a two-tiered, front-end loaded, highly leveraged and coercive transaction, in that the CE Proposal is intended to intimidate stockholders to tender their Shares to the Offer so as to avoid receiving in the Back-End Merger primarily common stock of California Energy, which would (A) be nominally valued at approximately $20 per share, (B) be issued by an even more highly leveraged California Energy, and (C) not provide any ongoing protections for holders of those shares.

    (v) The Board's understanding of California Energy's business, financial condition and prospects.

    (vi) The highly conditional nature of the Offer, particularly the conditions requiring (A) California Energy to obtain financing, given that in the Offer to Purchase California Energy can provide no more comfort than its financial advisor's "belief" that its financing will be available on a timely basis, (B) California Energy stockholder approval, given that the Offer to Purchase indicates such approval will not be obtained until mid-November at the earliest, (C) the execution of a friendly merger agreement, given the inadequate price offered, and (D) that no material contractual right of the Company be impaired as a result of the CE Proposal.

    (vii) The opinion of Goldman Sachs that the consideration provided for in the Offer is inadequate.

    (viii) The disruptive effect the Offer, and a subsequent merger, could have on the Company and on the Company's employees, creditors, partners and customers and the communities in which the Company operates.

  The Board resolved at its October 10, 1994 meeting that the Distribution Date (as defined in the Rights Agreement) shall not occur until the earlier of (i) such later date as the Board, in its sole discretion, shall fix by resolution adopted prior to the Distribution Date and (ii) the date the Purchaser becomes an Acquiring Person (as defined in the Rights Agreement).

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The Company has retained Goldman Sachs to render financial advisory services to the Company with respect to the Offer and such other matters as may be agreed upon by the Company and Goldman Sachs. Pursuant to the terms of an engagement letter dated September 26, 1994 entered into in connection with the Initial Proposal, the Company has agreed to pay Goldman Sachs (a) an initial fee of $850,000, (b) a transaction fee in the event of any transaction in which at least 50% of the outstanding Shares are acquired, or all or substantially all of the assets of the Company are transferred, equal to 0.4% of the aggregate value of such transaction up to $35.00 per share, plus 1.666% of the aggregate value of such transaction in excess of $35.00 per share up to $38.00 per share, plus 2.5% of the aggregate value of such transaction in excess of $38.00 per share and (c) a financial advisory fee to the extent no transaction of the type described in clause (b) above has been consummated equal to 0.4% of the market value of the Company's outstanding shares as determined on September 20, 1994, payable in four equal installments due December 31, 1994, March 31, 1995, June 30, 1995 and September 30, 1995, so long as the Company is independent as of any date such payment is due; provided, however, that such financial advisory fee shall equal (i) $850,000 in the event that the Company rejects the California Energy proposal by October 10, 1994, and California Energy subsequently withdraws such proposal on or before the end of the fifth business day following the date of such rejection or (ii) $1,700,000 in the event that the Company rejects the California Energy proposal by October 10, 1994, and California Energy subsequently withdraws such proposal after the fifth business day following such rejection but on or before the end of the fifteenth business day following such rejection. The fees paid pursuant to clauses (a) and (c) above shall be creditable against any fees payable pursuant to clause (b) above.

  The Company has also agreed to reimburse Goldman Sachs for its out-of-pocket expenses, including all fees and disbursements of counsel, and to indemnify Goldman Sachs and certain related persons against certain liabilities in connection with their engagement, including certain liabilities under the federal securities laws.

  The Company has retained Georgeson & Co., Inc. ("Georgeson") to assist the Company in connection with the Offer and related matters. Such firm will receive customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. The Company has agreed to indemnify Georgeson against certain liabilities in connection with their engagement, including certain liabilities under the federal securities law.

  The Company has retained Kekst & Co. ("Kekst") as a public relations advisor in connection with the Offer and the merger. Such firm will receive customary compensation for its services and reimbursement of out-of-pocket costs in connection therewith. The Company has agreed to indemnify Kekst against certain liabilities in connection with their engagement, including certain liabilities under the federal securities law.

  Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to stockholders with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) Except for transactions in the Shares described below, there have been no transactions in Shares which where effected during the past 60 days by the Company, or to the best knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

DOW TRANSACTIONS

  On September 12, 1994, The Dow Chemical Company ("Dow") sold 857,143 Shares to Garantia Banking Limited, a Bahamian corporation ("Garantia"), for $24,214,289.75. On September 12, 1994, Dow acquired an option (the "Option") to purchase 857,143 Shares from Garantia for an exercise price of $24,214,289.75. The Option was acquired in consideration of $150,000. On September 30, 1994, Dow exercised the Option in full and reacquired the 857,143 shares from Garantia for $24,214,289.75.

  (b) To the best of the Company's knowledge, none of the Company's executive officers, directors, affiliates or subsidiaries presently intends to tender any Shares to the Purchaser pursuant to the Offer or sell any Shares that are held of record or beneficially by such persons. Dow, the R.C. McCabe Foundation and the executive officers and directors of the Company, which collectively hold 33% of the outstanding Shares, have informed the Company that they do not intend to tender their respective Shares into the Offer. Dow beneficially owns approximately 21% of the Company's outstanding common stock. Of the 21% beneficially owned by Dow, 16% is held in escrow to satisfy certain exchange rights under an existing Dow note indenture. To the extent that note holders were to exercise their exchange rights, Dow's ownership interest in the Company would decrease. The notes are currently exchangeable by the holders at any time; the exchange ratio for the notes is currently 26.667 Shares for each $1,000 principal amount.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as set forth above in item 3 or in item 4(b) above, the Company is not engaged in any negotiations in response to the Offer which relate to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described in item 3(b) there are no transactions, Magma Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

AMENDMENT OF BYLAWS

  At its meeting on October 2 and 3, 1994, the Board of Directors of the Company amended the Company's Bylaws to eliminate the ability of the Company's stockholders to act by written consent. The Bylaw Amendment did not affect the ability of stockholders to take action at a properly called special or annual meeting. A copy of the Bylaw Amendment is filed as Exhibit 7 hereto and is incorporated herein by reference.

PREFERRED SHARES RIGHTS AGREEMENT

  On October 3, 1994, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding Share. The dividend is payable on October 14, 1994 (the "Record Date") to stockholders of record as the close of business on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred Stock, $.10 par value, of the Company (the "Preferred Shares"), subject to adjustment, at a price of $125.00 per share, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in the Rights Agreement.

  The following is a general description only and is qualified in its entirety by the Rights Agreement, a copy of which is filed as Exhibit 8 hereto and is incorporated herein by reference. All undefined capitalized terms used in the discussion below are used as defined in the Rights Agreement.

  Initially, the Rights will attach to all certificates representing shares of outstanding Company Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Company Common Stock and the Distribution Date will occur upon the earlier of (i) 10 business days following a public announcement (the date of such announcement being the "Stock Acquisition Date") that a person or group of affiliated or associated persons (other than the Company, any Subsidiary of the Company or any employee benefit plan of the Company or such Subsidiary) (an "Acquiring Person") has acquired, obtained the right to acquire or otherwise obtained beneficial ownership of 10% or more of the then outstanding shares of Company Common Stock (or if a current holder of 10% or more of the outstanding shares of Company Common Stock has acquired, obtained the right to acquire or otherwise obtained beneficial ownership of an additional 4% of the Company Common Stock), and (ii) 10 business days (or such later date as may be determined by action of the independent members of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the then outstanding shares of Company Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by Company Common Stock certificates and will be transferred with and only with such Company Common Stock certificates, (ii) new Company Common Stock certificates issued after October 14, 1994 (also including shares distributed from Treasury) will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates representing outstanding Company Common Stock will also constitute the transfer of the Rights associated with the Company Common Stock represented by such certificates.

  The Rights are not exercisable until the Distribution Date and will expire at the close of business on the tenth anniversary of the Rights Agreement unless earlier redeemed by the Company as described below.

  As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Company Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

  In the event that (i) the Company is the surviving corporation in a merger with an Acquiring Person and shares of Company Common Stock shall remain outstanding, (ii) a Person becomes the beneficial owner of 10% or more of the then outstanding shares of Company Common Stock (or an additional 4% in the case of current 10% holders), (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% by means of a reverse stock split or recapitalization), then, in each such case, each holder of a Right will thereafter have the right to receive, upon exercise, Units of Preferred Stock (or, in certain circumstances, Company Common Stock, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The exercise price is the Purchase Price multiplied by the number of Units of Preferred Stock issuable upon exercise of a Right prior to the events described in this paragraph. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

  In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation (other than a merger described in the preceding paragraph), (ii) any Person consolidates or merges with the Company and all or part of the Company Common Stock is converted or exchanged for securities, cash or property of any other Person or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the Acquiring Person having a value equal to two times the exercise price of the Right.

  The Purchase Price payable, and the number of Units of Preferred Stock issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to the holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional Units. In lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock prior to the date of exercise.

  At any time until ten business days following the Stock Acquisition Date, a majority of the Independent Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), payable, at the election of such majority of the Independent Directors, in cash or shares of Company Common Stock. Immediately upon the action of a majority of Independent Directors ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units of Preferred Stock (or other consideration).

  Any of the provisions of the Rights Agreement may be amended at any time prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

  A total of 50,000 shares of Preferred Stock will be reserved for issuance upon exercise of the Rights. The Units of Preferred Stock that may be acquired upon exercise of the Rights will be nonredeemable and subordinate to any other shares of preferred stock that may be issued by the Company.

  Each Unit of Preferred Stock will have a minimum preferential quarterly dividend rate of $.01 per Unit but will, in any event, be entitled to a dividend equal to the per share dividend declared on the Company Common Stock.

  In the event of liquidation, the holder of a Unit of Preferred Stock will receive a preferred liquidation payment equal to the greater of $125 per Unit and the per share amount paid in respect of a share of Company Common Stock.

  Each Unit of Preferred Stock will have one vote, voting together with the Company Common Stock.

  In the event of any merger, consolidation or other transaction in which shares of Company Common Stock are exchanged, each Unit of Preferred Stock will be entitled to receive the per share amount paid in respect of each share of Company Common Stock.

  The rights of holders of the Preferred Stock to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

  Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the economic value of one Unit of Preferred Stock that may be acquired upon the exercise of each Right should approximate the economic value of one share of Company Common Stock.

NEVADA TAKEOVER LEGISLATION

  Sections 78.411 - 78.444 of the General Corporation Law of Nevada (the "Business Combination Statute") makes it more difficult to effect certain transactions between a corporation and a person or group who or which owns 10% or more of the corporation's outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 10% or more of such voting stock at any time within three years immediately prior to the date in question. The legislation prevents, for a period of three years following the date that a stockholder became a holder of 10% or more of the corporation's outstanding voting stock, the following types of transactions between the corporation and the 10% stockholder (unless certain conditions, described below, are met):

    (i) Any merger or consolidation;

    (ii) Any sale, lease, exchange, mortgage, pledge, transfer or other disposition having an aggregate market value equal to 5 percent or more of the aggregate market value of all the assets of the corporation, or 5 percent or more of the aggregate market value of all the outstanding shares of the corporation or representing 10 percent or more of the earning power or net income of the corporation;

    (iii) The issuance or transfer by the corporation of any shares of the corporation that have an aggregate market value equal to 5 percent or more of the aggregate market value of all the outstanding shares of the corporation to stockholders except under the exercise of warrants or rights to purchase shares offered, or a dividend or distribution paid or made, pro rata to all stockholders of the corporation;

    (iv) The adoption of any plan or proposal for the liquidation or dissolution of the corporation proposed by, or under any agreement, arrangement or understanding, whether or not in writing, with, the interested stockholder;

    (v) Any reclassification of securities, recapitalization, merger or consolidation or other transaction which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares owned by the interested stockholder; and

    (vi) Any receipt by the interested stockholder of the benefit, except proportionately as a stockholder of the corporation, of any loan or other financial assistance or any tax credit or other tax advantage provided by or through the corporation.

  The three-year ban does not apply if either the proposed transactions or the transaction by which the 10% stockholder became a 10% stockholder is approved by the board of directors of the corporation prior to the date such stockholder became a 10% stockholder.

  A corporation may, at its option, exclude itself from the coverage of the Business Combination Statute by providing in its articles of incorporation at any time to exempt itself from coverage, provided that an articles amendment cannot become effective until 18 months after such amendment is adopted and is inapplicable to a 10% stockholder which obtained its shares prior to the effective date of such amendment. The Certificate of Incorporation of the Company does not contain a provision "opting out" of the coverage of the Business Combination Statute.

  Unless, the Board of Directors approves the Offer prior to its consummation, California Energy will be unable to effect a merger with the Company for a period of three years from the consummation of the Offer and would be prevented from engaging in certain transactions by the Business Combination Statute.

  The foregoing description of the Business Combination Statute is qualified in its entirety by reference to the General Corporation Law of Nevada.

MAGMA LITIGATION

  On October 3, 1994, Magma filed a complaint (the "Magma Complaint"), entitled Magma Power Company v. California Energy Company, Inc., Case No CV94-06160, for declaratory relief against California Energy in the Second Judicial District Court for the State of Nevada in and for the County of Washoe. The Magma Complaint seeks declaratory relief seeking to uphold (i) the constitutionality and validity of the Business Combination Statute and (ii) the Rights Plan and the Bylaw Amendment. On October 5, 1994, this action was removed as of right to the United States District Court for the District of Nevada.

  A copy of the Magma Complaint is filed as Exhibit 9 hereto and is incorporated herein by reference. The foregoing description of the Magma Complaint is qualified in its entirety by reference by the Magma Complaint.

STOCKHOLDER LITIGATION

  On September 20, 1994 a purported class action complaint (the "California Complaint") entitled William Steiner, et al. v. Paul M. Pankratz, et al., Case No. 680986, was filed against the Company and its directors in the Superior Court of the State of California in and for the County of San Diego, alleging, among other things, that the Company's stockholders have been deprived of the opportunity to fully realize the benefits of their investment in the Company as a result of the directors' refusal to properly consider the Initial Proposal, which actions are alleged to constitute unfair dealing and a breach of fiduciary duty. As relief, the complaint seeks an order directing the Company's directors to carry out their fiduciary duties to the Company's stockholders by cooperating fully with California Energy or any other entity making a bona fide offer for the Company, as well as damages and costs.

  On October 4, 1994, a purported class action complaint (the "Nevada Complaint" and, together with the California Complaint, the "Complaints") entitled Charles Miller, et al. v. Magma Power Company, et al., Case No. CV94-06187, was filed against the Company, its directors and Dow in the Second Judicial District Court of the State of Nevada in and for the County of Washoe, alleging, among other things, that the defendants' unwillingness to seriously consider California Energy's proposal to acquire the Company and its adoption of the Rights Plan and Bylaw Amendment, among other things, constitute breaches of the fiduciary duty owed to the Company's stockholders. As relief, the complaint seeks a declaration that defendants have breached their fiduciary duties, an order directing the defendants to fairly evaluate alternatives designed to maximize value for the Company's stockholders, and an injunction with respect to the implementation of the Rights Plan or other defensive measures, as well as damages and costs.

  Copies of the California Stockholder Complaint and the Nevada Stockholder Complaint are filed as Exhibits 10 and 11, hereto, respectively and are incorporated herein by reference. The foregoing description of the Complaints is qualified in its entirety by reference to the Complaints.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

The following exhibits are filed herewith:

  Exhibit 1 -- Excerpts from the Company's Proxy Statement dated May 11, 1994 for its 1994 Annual Meeting of Stockholders.

  Exhibit 2 -- Form of Change in Control Agreement I.

  Exhibit 3 -- Form of Change in Control Agreement II.

  Exhibit 4 -- Form of Indemnification Agreement.

  Exhibit 5 -- Letter to Stockholders of the Company.*

  Exhibit 6 -- Press Release of the Company, dated October 10, 1994.*

  Exhibit 7 -- Amendment, dated October 3, 1994, to the Bylaws of the
           Company.

  Exhibit 8 -- Rights Agreement, dated October 6, 1994, between the Company and Chemical Trust Company of California, as Rights Agent.

  Exhibit 9 -- The Magma Complaint.

  Exhibit 10 -- The California Stockholder Complaint.

  Exhibit 11 -- The Nevada Stockholder Complaint.
- --------
* Included in copies mailed to stockholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          MAGMA POWER COMPANY

                                                    /s/ Jon R. Peele
                                          By:__________________________________
                                             Name: Jon R. Peele
                                             Title: Executive Vice President,
                                                   Secretary and General
                                                   Counsel

Dated: October 11, 1994

                               INDEX TO EXHIBITS

 EXHIBITS
 --------                                                                  ---
 Exhibit 1  --Excerpts from the Company's Proxy Statement dated May 11,
             1994 for its 1994 Annual Meeting of Shareholders.
 Exhibit 2  --Form of Change in Control Agreement I.
 Exhibit 3  --Form of Change in Control Agreement II.
 Exhibit 4  --Form of Indemnification Agreement.
 Exhibit 5  --Letter to Stockholders of the Company.
 Exhibit 6  --Press Release of the Company, dated October 10, 1994.
 Exhibit 7  --Amendment, dated October 3, 1994 to the Bylaws of the
             Company.
 Exhibit 8  --Rights Agreement, dated October 6, 1994, between the
             Company and Chemical Trust Company of California, as Rights
             Agent.
 Exhibit 9  --The Magma Complaint.
 Exhibit 10 --The California Stockholder Complaint.
 Exhibit 11 --The Nevada Stockholder Complaint.